FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRèRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

      *  The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [  ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No [X]

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

April 14, 2003	FOR IMMEDIATE RELEASE

DELHAIZE GROUP ANNOUNCES MODIFICATIONS TO THE COMPOSITION OF ITS
BOARD OF DIRECTORS

BRUSSELS, Belgium, April 14, 2003 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that its Board of Directors will propose to Delhaize Group’s shareholders at the Ordinary General Meeting to be held on May 22, 2003 the appointment of Baron Georges Jacobs as an independent Director.

Baron Georges Jacobs (62) started his career as an economist with the IMF in Washington in 1966. He joined the UCB Group (a pharmaceutical and chemical group based in Belgium) in 1970 and has been Chairman of its Executive Committee since 1987. Mr. Jacobs also serves on the Board of Directors of UCB, Bekaert, Spadel and SN Brussels Airlines. He is President of UNICE (Union of Industrial and Employers’ Confederations of Europe) and member of the Management Committee and Honorary Chairman of the Federation of Belgian Companies. Mr. Jacobs is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, U.S.).

Jacques Le Clercq (73), after serving the Board for 34 years, has asked not to be considered for the renewal of his mandate as a member of the Board of Directors. He will retire from the Board effective at the end of the Ordinary General Meeting to be held on May 22, 2003. Mr. Le Clercq has held several executive positions within Delhaize Group, including director of purchasing, warehousing and transportation in Belgium. As a member of the Executive Committee of Delhaize Group, he was instrumental in the decision to make Delhaize’s initial investment in Food Lion (Food Town Stores) in 1974. Afterwards, he also served as President of Delhaize The Lion America and as member of the Board of Directors of Food Lion. He has been a Director of Delhaize Group since 1969.

Roger Boin (64), after 13 years of service, has decided to tender his resignation from the Board of Directors of Delhaize Group to pursue other activities. His resignation will be effective at the end of the Ordinary General Meeting to be held on May 22, 2003. Mr. Boin has been an active and dedicated member of the Board of Directors since his election in May 1990.

Hugh Farrington (58), following the successful completion of the integration of Hannaford into Delhaize Group, has also tendered his resignation from the Board effective at the close of business on May 7, 2003. Mr. Farrington, elected to the Board of Directors of Delhaize Group in 2001, was Chief Executive Officer of Hannaford from 1992 to 2001, and Executive Vice President of Delhaize Group and Vice Chairman of Delhaize America between 2001 and 2002.

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The Board of Directors will propose to the shareholders the renewal as Directors, for a period of three years, of Pierre-Olivier Beckers (43) (President and Chief Executive Officer), Baron de Cooman d’Herlinckhove (69), Didier Smits (41) and Frans Vreys (73).

Baron de Vaucleroy, Chairman of the Board of Directors, said: “We are grateful to the three departing Board members for their many years of dedicated service and their strong contribution to the success of our Company. At the same time, we welcome Baron Georges Jacobs as new Board member. We are convinced that the extensive knowledge and management experience he brings to our Board will prove to be of great value for the future prosperity of Delhaize Group.”

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 17, 2003	By:	/s/ Michael R. Waller

Michael R. Waller
Senior Vice President

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